SEC Mail Processing

SEP 28 2018

Washington, DC

18008777

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada — (805) 371-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name – *if individual, state last, first, middle name*)

38-25 Bell Blvd	Bayside	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2018 SEP 28 PM 2:32
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CFO
Title

Cheryl Ann McEwan
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 26 day of September, 2018 by Jerry Sanada proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Cheryl Ann McEwan

CHERYL ANN MCEWAN
Notary Public – California
Ventura County
Commission # 2224040
My Comm. Expires Dec 30, 2021

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Alliance Advisory & Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the "Company") as of June 30, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

RH CPA

RH CPA
We have served as the Company's auditor since 2018.
Bayside, NY
September 26, 2018

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2018

Assets

Cash and cash equivalents	$	116,421
Accounts receivable		436,117
Receivable from related party		318,307
Prepaid income taxes		6,000
Prepaid expenses and other		2,045
Total assets	$	878,890

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	11,557
Deferred income tax payable		47,338
Unearned commissions		510
Commissions payable		263,998
Total liabilities		323,403
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding		1,030
Additional paid in capital		46,970
Retained earnings		507,488
Total stockholder's equity		555,488
Total liabilities and stockholder's equity	$	878,890

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2018

Revenues	
Fees & commissions	$ 2,552,251
Interest and dividends	725
Total revenues	2,552,976
Expenses	
Employee compensation and benefits	650,901
Commission expense	1,404,751
Occupancy expenses	156,000
Communications	5,163
Other operating expenses	288,616
Reimbursed expenses	(153,275)
Total expenses	2,352,156
Net income (loss) before income tax provision	200,820
Income tax provision (benefit)	48,138
Net income (loss)	$ 152,682

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2017	$ 1,030	$ 46,970	$ 468,431	$ 516,431
Distributions to stockholders	-	-	(113,625)	(113,625)
Capital contributions	-	-	-	-
Net income (loss)	-	-	152,682	152,682
Balance at June 30, 2018	$ 1,030	$ 46,970	$ 507,488	$ 555,488

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2018

Cash flow from operating activities:		
Net income (loss)		$ 152,682
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (17,578)	
Receivable from related party	(143,359)	
Prepaid expenses and other	1,231	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,608	
Deferred income tax payable	47,338	
Unearned commissions	510	
Commissions payable	(8,052)	
Total adjustments		(111,302)
Net cash provided by (used in) operating activities		41,379
Cash provided by (used in) in investing activities		-
Investment	(113,625)	
Net cash provided by (used in) investing activities		(113,625)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(72,246)
Cash and cash equivalents at beginning of year		188,666
Cash and cash equivalents at end of year		$ 116,420
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	
Noncash financing activities:		
Distribution of Investment to parent company	$ (113,625)	

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing financial planning, consulting, insurance, investment advisory and securities brokerage services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of five (5) years by the straight-line method. At June 30, 2018, all furniture and equipment has been fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$47,338
State	800
Total income tax expense (benefit)	$48,138

The Company has available at June 30, 2018, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $152, that expires in 2035. A 100% valuation allowance had been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal

Note 2: INCOME TAXES (continued)

purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company provides investment management and/or other services for three limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the sole shareholder of the Company. During the year ended June 30, 2018, the Company received $552,138 in revenue for services to these partnerships. This amount is included in Fees & commissions income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2018, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and for AFG and its subsidiaries. For the year ended June 30, 2018, ABLP Management, Alliance Entrust, Hoby Pearce CFP, Randy Sanada CFP, and Randall Sanada CFP (sister companies) reimbursed the Company $146,850 for salaries and benefits and for rent, which are included in reimbursed expenses on the Statement of Income.

At June 30, 2018, the receivable from related parties amounts to $318,307.

The Company is reimbursed by its registered representatives for license fees, insurance and rent expenses incurred on their behalf. For the year ended June 30, 2018, the Company was reimbursed $925 for licenses which is included in reimbursed expenses on the Statement of Income and $18,405 for insurance which is included in net insurance expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2018, the Company had net capital of $228,119 which was $206,559 in excess of its required net capital of $21,560; and the Company's ratio of aggregate indebtedness ($323,402) to net capital was 1.42 to 1.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $(48,148) between the computations of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited –FOCUS part IIA		$	276,267
Adjustments:			
Retained earnings	$(47,638)		
Non-allowable assets	(510)		
Total adjustments			(48,148)
Net capital per audited statements		$	228,119

Note 8: RETIREMENT PLAN

The Company's retirement plan is a 401(k) (the "Plan") which covers all eligible employees. Employees over 21 are eligible after completing three months of employment on a full-time or part-time basis. The Plan was effective on December 1, 2016, and provides for a Company matching contribution of at least 3% of eligible employee compensation which vests immediately. The Company made a matching contribution of $21,536 for the year ended June 30, 2018.

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2018

Computation of net capital		
Common stock	$ 1,030	
Additional paid-in capital	46,970	
Retained earnings	507,488	
Total stockholder's equity		$ 555,488
Less: Non-allowable assets		
Receivable from related party	(318,307)	
Prepaid taxes	(6,000)	
Prepaid expenses and other	(2,045)	
Total non-allowable assets		(326,352)
Net capital before haircuts		229,136
Less: Haircuts and undue concentration		
Haircut on marketable securities	-	
Haircut on money markets	(1,017)	
Total haircuts & undue concentration		(1,017)
Net Capital		228,119
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 21,560	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(21,560)
Excess net capital		$ 206,559
Aggregate Indebtedness	$ 323,403	
Ratio of aggregate indebtedness to net capital	1.42 : 1.0	

There was a difference of $(48,148) between the net capital computation shown here and the net capital computation on the Company's unaudited FOCUS IIA dated June 30, 2018 (See Note 7).

See independent auditor's report

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2018

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Alliance Advisory & Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30,2018

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Alliance Advisory & Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alliance Advisory & Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Alliance Advisory & Securities, Inc. stated that Alliance Advisory & Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Alliance Advisory & Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliance Advisory & Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RH CPA

RH CPA
We have served as the Company's auditor since 2018.
Bayside, NY
September 26, 2018

Alliance
Advisory
& Securities, Inc.
A Registered Investment Advisor / Member FINRA & SIPC

CREDENTIALED ADVISORS:

Sandi Bublitz, CFP®
Lee H. Falberg, MBA
Patrick McIlrath, MBA, MFP®, CRPC®
Michael J. Michalov, CFP®
Hoby Pearce, CFP®, CKA®
Jon Rehurek, CFP®, ThM
Jerry V. Sanada, CFP®, CFA®
Randy Sanada Jr., CFP®, CKA®
Randall P. Sanada, CFP®, ChFC®, MSFS, CKA®
Ben Simonds, CFP®

Assertions Regarding Exemption Provisions

We, as members of management of *Alliance Advisory & Securities, Inc.* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2017 through June 30, 2018.

Alliance Advisory & Securities, Inc.

By:

Jerry Sanada, CFO
(Name and Title)

September 26, 2018

3390 Auto Mall Drive • Westlake Village, CA 91362 • (805) 371-8020 • Toll-free (888) 234-7526
FAX: (805) 371-8008 • www.allianceadvisory.com • California License #0735916

RH CPA
Tel: +1 914-343-2547
38-25 Bell Blvd, Bayside, NY 11361
Email: Vivianhu@rhgroupcpa.com

Board of Directors Alliance Advisory & Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Alliance Advisory & Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Alliance Advisory & Securities, Inc. (the "Company") for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RH CPA

RH CPA
Bayside, NY
September 26, 2018

Alliance Advisory & Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2018

		Amount
Total assessment	$	3,440
SIPC-6 general assessment Payment made on January 26, 2018		(1,638)
SIPC-7 general assessment Payment made on August 7, 2018		(1,802)
Total assessment balance **(overpayment carried forward)**	$	-